American Sierra Gold Corp.
601 Union Street, Suite 4500, Seattle, Washington  98101  |  tel. (206) 838-9735  |  fax (206) 262-9513

March 7, 2011

VIA EDGAR

H. Christopher Owings, Assistant Director
United States Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re:           American Sierra Gold Corp.
Forms 10-K and 10/A for Fiscal Year Ended July 31, 2010
Filed November 15, 2010 and November 18, 2010, respectively
Form 10-Q for the Period Ended October 31, 2010
Filed December 20, 2010
File No. 000-52927

Dear Mr. Owings:

This letter is being furnished in response to the staff’s comment letter of February 24, 2011 (the “Comment Letter”), regarding the above-referenced periodic disclosure reports on Forms 10-K, 10-K/A and 10-Q filed by American Sierra Gold Corp. (the “Company”). We have set forth below each of your comments followed by the Company’s response.

Please note that the Company has concurrently filed Amendment No. 2 to its report on Form 10-K for the fiscal year ended July 31, 2010 with the SEC.

Forms 10-K and 10-K/A for the Fiscal Year Ended July 31, 2010

Part I, page 3

Item 1.  Business, page 3

The Company, page 3

Overview, page 3

1.           Please identify the one project that you are developing and disclose the status of that development.

Response:  We are not developing any project at this time. We have begun work on one project that consists of six mineral claims in the Adams Ridge area of British Columbia, Canada that the Company recently acquired (the “Adams Ridge Project”). We are in the exploration stage with respect to the Adams Ridge Project. Despite exploration work on the Adams Ridge Project, we have not established that there are any mineral reserves, nor can there be any assurance that we will be able to do so.

We have revised the disclosure in the above referenced section accordingly. Please see the marked disclosure on page 3 of Amendment No. 2 to the Form 10-K.

Sources of Available Land for Mining and Exploration, page 3

2.
We note that you have discussed government regulation and permitting generally. Please provide specific information regarding the “levels of government regulation [that are] associated with the activities of exploration and mining companies.” Please identify the levels of government regulation to which you refer and how that regulation applies specifically to you. In your response please include information pertaining to the timeframe to obtain any required permits and applicable costs associated with such permits. See Items 101(h)(viii) and (ix) of Regulation S-K.

Response:  Since we are still in the exploratory stage, we do not have enough information to know which permits will be required, the specific timeframe for obtaining them, or the cost of the permitting and bonding process.

We have revised the disclosure in the above referenced section accordingly. Please see the marked disclosure on page 3 of Amendment No. 2 to the Form 10-K.

Mr. H. Christopher Owings
United States Securities and Exchange Commission
March 7, 2011

3.           We also note your discussion of the public lands administered by the Bureau of Land Management. Please expand your disclosure to discuss how this information applies to your business and provide us with your proposed disclosure.

Response:  Since we do not currently own mineral rights on U.S. public lands, our operations are not presently subject to administration by the Bureau of Land Management. If we acquire mineral rights located on U.S. public lands in the future, we would then become subject to such administration since the Bureau of Land Management owns and controls the surface estate on U.S. public lands.

We have revised the disclosure in the above referenced section accordingly. Please see the marked disclosure on page 3 of Amendment No. 2 to the Form 10-K.

Mining Properties and Projects, page 4

4.
Please include the one project under development that you identify on page 3 and provide the information required by Item 102 of Regulation S-K for that property as well as the six mineral claims referenced.

Response:  We have revised the disclosure in the above referenced section accordingly. Please see the marked disclosure on page 4 of Amendment No. 2 to the Form 10-K.

Item 1A. Risk Factors, page 5

5.	Please delete the statement “[t]hese risks are not the only ones that we face.” All material risks should be described in your disclosure.

Response:  We have revised the disclosure in the above referenced section accordingly. Please see the marked disclosure on page 5 of Amendment No. 2 to the Form 10-K.

“An unsuccessful material strategic transaction…,” page 6

6.
You reference a joint venture agreement with Trinity Alps Resources, Inc. However, in note 13 of the financial statements you indicate that you have abandoned your mineral property interests and joint venture project. Please expand the disclosure to explain these events.

Response:  We have revised the disclosure in the above referenced section accordingly. Please see the marked disclosure on page 6 of Amendment No. 2 to the Form 10-K.

“Attraction and retention of qualified personnel…,” page 6

7.	You refer to “Board members, executive officers and other key personnel,” but Mr. Vandeberg appears to be your sole officer and board member. Please revise here and throughout the document.

Response:  We have revised the disclosure in Amendment No. 2 to the Form 10-K accordingly. Please see the marked disclosure on pages 4, 6, 17, 19.

“Proposed legislation…,” page 7

8.	Please clarify whether the subcommittee hearings held on July 14, 2009 are the most recent action taken.

Response:  Because the bill was introduced in a previous session of Congress and no vote was taken by either the U.S. House of Representatives or the U.S. Senate, no more action has nor will occur on it.

We have revised the disclosure in the above referenced section accordingly. Please see the marked disclosure on page 7 of Amendment No. 2 to the Form 10-K.

Mr. H. Christopher Owings
United States Securities and Exchange Commission
March 7, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of
Operations, page 12

Going Concern Consideration, page 13

9.
Please provide additional detail regarding your statement that “management is open to new business opportunities.” In this regard, indicate whether you intend to or are actively seeking to engage in other business activities and include the status of any such action.

Response:  No steps have been taken by the Company to explore other business opportunities, but the Company may in the future explore new business opportunities that the Company believes would be beneficial to its shareholders.

We have revised the disclosure in the above referenced section accordingly. Please see the marked disclosure on page 13 of Amendment No. 2 to the Form 10-K.

10.	Please reconcile the discussion regarding your operating lease here with the information disclosed under Item 2. Properties.

Response:  We have revised the disclosure in the above referenced section accordingly. Please see the marked disclosure on page 13 of Amendment No. 2 to the Form 10-K.

Liquidity and Capital Resources, page 14

11.	Please revise to quantify the additional capital you will require if your revenues do not meet expected levels.

Response:  We have revised the disclosure in the above referenced section accordingly. Please see the marked disclosure on page 14 of Amendment No. 2 to the Form 10-K.

Part III, page 17

Item 10. Directors, Executive Officers, and Corporate Governance, page 17

Directors and Executive Officers, page 17

12.
Please expand your disclosure to include Mr. Vandeberg’s business experience for the past five years. In addition, please also include any other relevant directorships held during the past five years. We note, for example, that Mr. Vandeberg is the chief financial officer, secretary and director of Legend Oil and Gas, Ltd. See Item 401(e) of Regulation S-K.

Response:  Legend Oil & Gas, Ltd. was formerly named Sin Holdings, Inc. We have added Mr. Wayne Gruden and Mr. Johannes Peterson to this section as each served as an executive officer and director of the Company at some point during the period covered by the report on Form 10-K.

We have revised the disclosure in Amendment No. 2 to the Form 10-K accordingly. Please see the marked disclosure on pages 17, 18 and 19.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related
Stockholder Matters, page 19

Mr. H. Christopher Owings
United States Securities and Exchange Commission
March 7, 2011

13.           Please identify Mr. Gruden as a former officer.

Response:  The above referenced section on page 19 of Amendment No. 2 to the Form 10-K has been revised to identify Mr. Gruden as a former executive officer and director of the Company.

Item 13. Certain relationships and Related transactions, and Director Independence, page 21

14.	Please reconcile the information here with the information contained in notes 4, 5 and 9 of your financial statements.

Response:  The above referenced section on page 21 of Amendment No. 2 to the Form 10-K has been revised to incorporate by reference the disclosure contained in notes 4, 5 and 9 of the financial statements.

Signatures, page 23

15.
We note that Mr. Vandeberg did not sign the Form 10-K in the second signature block in his capacities as Principal Accounting Officer and Principal Financial Officer as required by the form. See General Instruction D. (2)(a) of Form 10-K. Please confirm, if true, that Mr. Vandeberg signed the Form 10-K on behalf of the registrant in his capacity as principal financial and principal accounting officer. Please insure that the principal financial and principal accounting officers sign on behalf of the registrant in future filings.

Response:  We hereby confirm that Mr. Vandeberg signed the Form 10-K on behalf of the Company in his capacity as principal executive officer and principal accounting and financial officer of the Company.

Exhibits

Exhibit 31

16.
We note that James Vandeberg signed Exhibit 31.2 on November 17, 2010 on behalf of Johannes Peterson, your former principal financial officer, who resigned in September, 2010. Please revise your Form 10-K to include the certification with Mr. Vandeberg as the principal financial officer. Rule 13a-14(a) requires the certifications be properly completed at the time of filing.

Response:  Exhibit 31.2 has been corrected to confirm that Mr. Vandeberg signed this certification as principal financial officer of the Company and not on behalf of Johannes Peterson, the Company’s former principal accounting and financial officer.  See the corrected Exhibit 31.2 to Amendment No. 2 to the Form 10-K.

Exhibit 32 has been corrected to confirm that Mr. Vandeberg signed this certification as principal executive officer of the Company and not on behalf of Wayne Gruden, the Company’s former principal executive officer. See the corrected Exhibit 32 to Amendment No. 2 to the Form 10-K.

Mr. H. Christopher Owings
United States Securities and Exchange Commission
March 7, 2011

Financial Statements, page F-1

Report of Registered Independent Auditors, page F-2

17.
We note that your July 31, 2010 financial statements were audited by Etania Audit Group, P.C. (formerly Davis Accounting Group, P.C.). Their audit report was issued from Cedar City, Utah and was dated November 6, 2009. Please advise us if the correct date should have been November 6, 2010. Nevertheless, the licenses of Mr. Edwin Reese Davis, Jr. and his company, Davis Accounting Group, PC, lapsed on September 30, 2008 and were formally revoked as of November 4, 2010 by the Utah Division of Occupational & Professional Licensing (“DOPL”). You can find a copy of the order at https://secure.utah.gov/llv/search/detail.html?license_id=3599263. Etania Audit Group P.C. also is not licensed to practice by Utah Division of Occupational & Professional Licensing.

As Davis Accounting Group, P.C. or Etania Audit Group P.C. was not licensed when it issued its audit report on your financial statements, you may not include its audit report in your filings with the Commission. You should have a firm that is duly registered and in good standing under the laws of the place of its residence or principal office, and registered with the PCAOB, re-audit your financial statements as of and for the years ended July 31, 2010 and 2009.

You should amend your Form 10-K immediately to label the columns of the financial statements as “Not Audited.” When your financial statements have been reaudited by an auditor that is duly licensed and in good standing, and is registered with the PCAOB, you should amend the Form 10-K to include that auditor's report.

In providing information required by Item 304 of Regulation S-K for a change in your certifying accountant in Item 4.01 of Form 8-K and in other forms as applicable, please indicate that Etania Audit Group, P.C. was not duly licensed when it issued an audit opinion on your financial statements included in your latest Form 10-K and, accordingly, those financial statements are not considered to be audited. We believe the issuance of an audit report while the firm was not licensed would likely be information necessary to make the required statements – whether the former accountant resigned, declined to stand for re-election or was dismissed – in light of the circumstances under which they are made not misleading. Please file the Form 8-K regarding the auditor change under Item 4.01 to disclose this fact as soon as possible.

Response:  The date on the audit report of Etania Audit Group, P.C should have been November 6, 2010 and not November 6, 2009.

The Company first became aware that Etania was not licensed to practice in the State of Utah upon receipt of your comment letter dated February 24, 2011. In any case, the Board of Directors had dismissed Etania effective January 21, 2011 as the Company’s independent public accountant. On that same date, the Board engaged the accounting firm of Thomas J. Harris, CPA and appointed it as the Company’s new independent public accountant. The Company intends to file restated audited financial statements for its fiscal years ended July 31, 2009 and 2010 as soon as practicable. At such time, the Company will file Amendment No. 3 to the Form 10-K with the SEC.

In the meantime, the Company has removed the audit report of Etania Audit Group, P.C and references thereto and labeled the columns of its financial statements with “Not Audited” in Amendment No. 2 to the Form 10-K.

On March 1, 2011, the Company filed a report on Form 8-K with the Commission disclosing under Item 4.01 the change in the Company’s independent public accountant.

We have revised the disclosure in Amendment No. 2 to the Form 10-K accordingly. Please see the marked disclosure under Items 8 and 9 on page 19 and in the financial statements.

Form 10-Q for the Period Ended October 31, 2010

Exhibits 31 and 32

18.
These exhibits were signed by Mr. Vandeberg only in his capacity as principal executive officer. Please confirm, if true, that Mr. Vandeberg signed the certifications in his capacity as principal financial officer as well. In future filings, please include separate certifications signed by the company’s principal executive and principal financial officers.

Response:  We hereby confirm that Mr. Vandeberg signed the certifications in his capacity as principal financial officer as well as principal executive officer of the Company. The Company will comply with this comment in its future filings with the SEC.

Mr. H. Christopher Owings
United States Securities and Exchange Commission
March 7, 2011

The Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please contact the undersigned by email at jim@VANDEBERGLAWGROUP.COM or by fax at (206) 262-9513 with any further comments.  Thank you.

Sincerely,

AMERICAN SIERRA GOLD CORP.

/s/  James Vandeberg

James Vandeberg
Chief Executive Officer